FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities and Exchange Act of 1934

For the month of September, 2004

API ELECTRONICS GROUP INC.

(Formerly: Investorlinks.com Inc.)

(Translation of registrant’s name into English)

505 University Ave., Suite 1400, Toronto, Ontario M5G 1X3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934:

Yes:                      No:      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Relevant Event dated September 23, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

API ELECTRONICS GROUP INC.
(Formerly Investorlinks.com Inc.)

Date: September 28, 2004	By:	/s/ Jason DeZwirek
Jason DeZwirek, Chairman of the Board,
Executive V.P., Secretary and Director

API ELECTRONICS GROUP CORP.

(“Corporation”)

505 University Avenue, Suite 1400

Toronto, Ontario

M5G 1X3

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT an annual meeting (the “Meeting”) of shareholders of the Corporation will be held at the offices of WeirFoulds LLP, Suite 1600, The Exchange Tower, 130 King Street West, Toronto, Ontario on Wednesday, October 20, 2004 at the hour of 11:00 o’clock in the forenoon (Toronto time), for the following purposes:

receive the audited consolidated financial statements of the Corporation for the years-ended May 31, 2004 and 2003, together with the auditors’ report thereon;

elect three directors of the Corporation;

reappoint the auditors of the Corporation and to fix their remuneration; and

transact such other business as properly may be brought before the Meeting.

The specific details of the matters to be put before the Meeting as identified above are set forth in a management information circular (the “Circular”) of the Corporation accompanying and forming part of this Notice.

This Notice, accompanying Circular, proxy and the audited consolidated financial statements for the years-ended May 31, 2004 and 2003 have been sent to each director of the Corporation, each shareholder of the Corporation entitled to notice of the Meeting and the auditors of the Corporation.

Shareholders who are unable to attend the Meeting in person are requested to sign and return the enclosed form of proxy to the Corporation c/o Equity Transfer Services Inc., Richmond Adelaide Centre, Suite 420, 120 Adelaide Street West, Toronto, Ontario M5H 4C3.

DATED as of September 17, 2004.

BY ORDER OF THE BOARD

(signed) “Jason DeZwirek”
JASON DEZWIREK
Chairman

NOTE: The directors have fixed the hour of 4:00 p.m. (Toronto time) on October 19, 2004 before which time the instrument of proxy to be used at the Meeting must be deposited with the Corporation c/o Equity Transfer Services Inc., Richmond Adelaide Centre, Suite 420, 120 Adelaide Street West, Toronto, Ontario M5H 4C3, provided that a proxy may be delivered to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof prior to the time for voting.

FORM 52-109FT1

CERTIFICATION OF ANNUAL FILINGS DURING TRANSITION PERIOD

I, Jason DeZwirek, Chief Executive Officer of API Electronics Group Corp. (the “Issuer”) certify that:

I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of the Issuer for the period ending May 31, 2004;

Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: September 23, 2004

(signed) “Jason DeZwirek”
JASON DEZWIREK
Chief Executive Officer

FORM 52-109FT1

CERTIFICATION OF ANNUAL FILINGS DURING TRANSITION PERIOD

I, Claudio Mannarino, Chief Financial Officer of API Electronics Group Corp. (the “Issuer”) certify that:

I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of the Issuer for the period ending May 31, 2004;

Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: September 23, 2004

(signed) “Claudio Mannarino”
CLAUDIO MANNARINO
Chief Financial Officer

API ELECTRONICS GROUP CORP.

(“Corporation”)

505 University Avenue, Suite 1400

Toronto, Ontario

M5G 1X3

PROXY

PROXY, SOLICITED BY THE MANAGEMENT OF THE CORPORATION, for an annual meeting of shareholders to be held Wednesday, October 20, 2004. The undersigned Shareholder of the Corporation hereby appoints Jason DeZwirek, the Chairman and a director of the Corporation, or failing him, Phillip DeZwirek, a director of the Corporation, or instead of either of them, as proxy, with power of substitution, to attend and vote for the undersigned at the annual meeting of shareholders of the Corporation to be held at the offices of the Corporation’s solicitors, WeirFoulds LLP, Suite 1600, 130 King Street West, Toronto, Ontario, Canada M5X 1J5 at the hour of 11:00 a.m. (Toronto time), and at any adjournments thereof, and without limiting the general authorization and power hereby given, the persons named above are specifically directed to vote as follows:

FOR (    ) or WITHHOLD (    ) election of the directors as nominated by management;

FOR (    ) or WITHHOLD (    ) Appointment of BDO Dunwoody LLP, Chartered Accountants, as auditors of the Corporation for the ensuing year and authorizing the directors to fix their remuneration; and

If any amendments or variations to matters identified in the Notice of the Meeting are proposed at the Meeting or if any other matters properly come before the Meeting, this proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgement of the person voting the proxy at the Meeting.

TO BE VALID, THIS PROXY MUST BE RECEIVED BY THE CORPORATION, OR ITS AGENT, EQUITY TRANSFER SERVICES INC., 120 ADELAIDE STREET WEST, SUITE 420, TORONTO, ONTARIO, M5H 4C3, NOT LATER THAN 4:00 P.M. (TORONTO TIME) ON THE TUESDAY, OCTOBER 19, 2004.

This proxy revokes and supersedes all proxies of earlier date.

THIS PROXY MUST BE DATED.

DATED this            day of                    , 2004.

Name of Shareholder (Please Print)

Signature of Shareholder

API ELECTRONICS GROUP CORP.

(“Corporation”)

MANAGEMENT INFORMATION CIRCULAR

Solicitation of Proxies

This management information circular (“Circular”) is furnished in connection with the solicitation of proxies by the management of the Corporation for use at an annual meeting (“Meeting”) of shareholders (“Shareholder”) of the Corporation to be held at the time and place and for the purposes set forth in the attached notice (“Notice”) of the Meeting. It is expected that the solicitation will be by mail primarily, but proxies may also be solicited personally by management of the Corporation. The cost of such solicitation will be borne by the Corporation.

Unless otherwise specified, information contained in this Circular is given as of Friday, September 17, 2004 (“Record Date”) and, unless otherwise specified, all amounts shown represent United States dollars.

Appointment, Revocation and Deposit of Proxies

The persons named in the enclosed form of proxy are directors and officers of the Corporation.

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR HIM OR HER AND ON HIS OR HER BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY. SUCH RIGHT MAY BE EXERCISED BY STRIKING OUT THE NAMES OF THE PERSONS DESIGNATED IN THE FORM OF PROXY AND BY INSERTING IN THE BLANK SPACE PROVIDED FOR THAT PURPOSE THE NAME OF THE DESIRED PERSON OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND, IN EITHER CASE, DELIVERING THE COMPLETED AND EXECUTED PROXY TO THE CORPORATION C/O EQUITY TRANSFER SERVICES INC., RICHMOND ADELAIDE CENTRE, SUITE 420, 120 ADELAIDE STREET WEST, TORONTO, ONTARIO M5H 4C3, AT ANY TIME PRIOR TO 4:00 P.M. (TORONTO TIME) ON OCTOBER 19, 2004.

A Shareholder forwarding the enclosed form of proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. If the Shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item is to be left blank. The shares represented by the proxy submitted by a Shareholder will be voted in accordance with the directions given in the proxy.

A Shareholder who has given a proxy may revoke it at any time in so far as it has not been exercised. A proxy may be revoked, as to any matter on which a vote shall not already have been cast pursuant to the authority conferred by such proxy, by instrument in writing executed by the Shareholder or by his or her attorney authorized in writing or, if the Shareholder is a body corporate, by an officer or attorney thereof duly authorized, and deposited at the registered office of the Corporation at any time prior to 4:00 p.m., October 19, 2004, being the last business day preceding the day of the Meeting, or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof, and upon either of such deposits the proxy is revoked. A proxy may also be revoked in any other manner permitted by law. The Corporation’s business office is located at Suite 1400, 505 University Avenue, Toronto, Ontario M5G 1X3.

Manner of Voting and Exercise of Discretion by Proxies

The persons named in the enclosed form of proxy will vote or withhold from voting common shares (“Common Shares”) in the capital of the Corporation in respect of which they are appointed in accordance with the direction of the Shareholders appointing them. In the absence of such direction, such Common Shares will be voted FOR each of the matters identified in the Notice and described in this Circular.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice, and with respect to other matters which may properly come before the Meeting. At the time of the printing of this Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice.

Voting Securities and Principle Holders Thereof

The authorized share capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of special shares. As of the date of this Circular, an aggregate of 2,384,862 Common Shares and no special shares of the Corporation are issued and outstanding. Each Common Share entitles the holder thereof to one vote at all meetings of Shareholders of the Corporation.

All Shareholders of record at the close of business on the Record Date will be entitled either to attend and vote at the Meeting in person Common Shares held by them or, provided a completed and executed proxy shall have been delivered to the Corporation as described above, to attend and vote thereat by proxy the Common Shares held by them. However, if a holder of Common Shares has transferred any Common Shares after the Record Date and the transferee of such Common Shares establishes ownership thereof and makes a written demand, not later than ten days before the Meeting, to be included in the list of Shareholders entitled to vote at the Meeting, the transferee will be entitled to vote such Common Shares.

As of the date of this Circular, the only person or company who, to the knowledge of the directors and senior officers of the Corporation, beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the issued and outstanding Common Shares is as follows:

Name	Number of Common Shares	Percentage of Outstanding Common Shares
Can-Med Technology Inc.(1)	261,179	10.95%

Note:(1) Of all the issued and outstanding shares of Can-Med Technology Inc., 50.1% are owned by Icarus Investment Corp. Icarus Investment Corp. is in turn owned 50% by Phillip DeZwirek and 50% by Jason DeZwirek, both directors of the Corporation.

PARTICULARS OF MATTER TO BE ACTED UPON

Election Of Directors

The number of directors on the board of directors of the Corporation must consist of not more than ten directors and not less than three directors to be elected annually. The board of directors of the Corporation is currently comprised of three directors and the number of directors to be elected at the Meeting is three. Unless otherwise specified, the persons named in the enclosed form of proxy will vote FOR the election of the nominees whose names are set forth below. Management of the Corporation does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion. Each director elected will hold office until the close of the first annual meeting of Shareholders of the Corporation following his or her election unless his or her office is earlier vacated in accordance with the by-laws of the Corporation.

The following table and the notes thereto set out the name and municipality of residence of each person proposed to be nominated for election as a director, his or her current position and office with the Corporation, his or her present principal occupation or employment, the date on which he or she was first elected or appointed a director of the Corporation, and the approximate number of Common Shares beneficially owned, directly or indirectly, or over which he or she exercises control or direction as at the date of this Circular:

Name, Municipality of Residence and Position(s) held with the Corporation(1)	Principal Occupations During the Past Five Years	Director Since	Number of Corporation Shares Controlled(1)
Thomas W. Mills Long Island, N.Y. USA President and Director	President and Chief Operating Officer of API Electronics Inc. since 1981.	August, 2001	32,825

Phillip DeZwirek Toronto, Ontario Canada Vice-Chairman, Treasurer and Director	Chairman and Chief Executive Officer of API Electronics Inc. since 1978; Chairman, Chief Executive Officer and Director of CECO Environmental Corp. since August 1979; Director of Kirk & Blum and kbd/Technic since 1999; President of Can-Med Technology, Inc. d/b/a Green Diamond Corp. since 1990. Member of the Corporation’s Audit Committee.	August, 2001	160,585	(2)

Jason DeZwirek Toronto, Ontario Canada Chairman, Chief Executive Officer, Secretary and Director	Vice President and Director of CECO Environmental Corp. since February, 1994 and Secretary of CECO Environmental Corp. since February 20, 1998. Since October 1999 has been as Founder and President of Kaboose Inc., a company engaged in the development of interactive educational content. Member of the Corporation’s Audit Committee.	August, 2001	130,590	(3)

Notes:

(1)	The information as to country of residence, principal occupation and number of Common Shares beneficially owned by the nominees (directly or indirectly or over which control or discretion is exercised) is not within the knowledge of management of the Corporation and has been furnished by the respective nominee.

(2)	Can-Med Technology Inc. owns a total of 261,179 Common Shares. Of all the issued and outstanding shares of Can-Med Technology Inc., 50.1% are owned by Icarus Investment Corp. Icarus Investment Corp. is in turn owned 50% by Phillip DeZwirek. Additionally, Phillip DeZwirek controls Technapower Industries Corporation, which itself holds 16,498 Common Shares.
(3)	Can-Med Technology Inc. owns a total of 261,179 Common Shares. Of all the issued and outstanding shares of Can-Med Technology Inc., 50.1% are owned by Icarus Investment Corp. Icarus Investment Corp. is in turn owned 50% by Jason DeZwirek.

Appointment Of Auditors

BDO Dunwoody LLP, Chartered Accountants, are the current auditors of the Corporation and were first appointed auditors of the Corporation on June 5, 1997. Shareholders of the Corporation will be asked at the Meeting to reappoint BDO Dunwoody LLP as the Corporation’s auditors to hold office until the close of the next annual meeting of Shareholders of the Corporation, and to authorize the directors of the Corporation to fix the auditors’ remuneration. Unless otherwise specified, the persons named in the enclosed form of proxy will vote FOR the said reappointment of BDO Dunwoody LLP as the auditors of the Corporation and FOR authorizing the directors to fix the remuneration of the auditors.

Statement Of Executive Compensation

Ontario securities law requires that a “Statement of Executive Compensation” in accordance with the Securities Act (Ontario) (the “Securities Act”) be included in this Circular. The Corporation is required to disclose information about the compensation paid to, or earned by the Corporation’s Chief Executive Officer and Chief Financial Officer as well as each of the other three most highly compensated executive officers of the Corporation earning more than CDN$150,000 in total salary and bonus for the three most recent fiscal years. The following addresses the applicable items identified.

Summary of Compensation

The following table is a summary of compensation paid to the Named Executive Officers for each of the Company’s three most-recently completed fiscal years:

		Annual Compensation							Long Term Compensation
Name and Position of Principal	Fiscal Year ending	Salary		Bonus		Other Annual Compensation			Securities Under Options/Granted	All Other Compensation
Jason DeZwirek(1) Chairman, Chief Executive Officer, Secretary	2004 2003 2002	$	Nil Nil 42,000		Nil Nil Nil	$ $	53,623 47,196 Nil	(2) (2)	Nil Nil 10,000		$1,620 Nil Nil	(2)
Phillip DeZwirek(3) Vice-Chairman, Treasurer	2004 2003 2002		Nil Nil Nil		Nil Nil Nil		$178,228 Nil Nil	(4)	Nil Nil 10,000		Nil Nil Nil
Thomas W. Mills(5) President	2004 2003 2002	$ $ $	111,800 111,800 91,000		Nil Nil Nil		Nil Nil Nil		Nil Nil 10,000	$ $ $	16,116 6,588 6,588	(6) (6) (6)
Jerome Rabinowitz(7) Vice President – Sales	2004 2003 2002	$ $ $	130,000 130,000 104,400	$	Nil Nil 5,000		Nil Nil Nil		Nil Nil Nil		$9,600 Nil Nil	(8)
Claudio Mannarino(9) Chief Financial Officer	2004 2003 2002	$ $	55,333 55,333 Nil		Nil Nil Nil		Nil Nil Nil		Nil Nil Nil	$ $	2,201 2,201 Nil	(10) (10)

Notes:

(1)	Jason DeZwirek was elected a Director and appointed Secretary on August 31, 2001. He continued as Secretary and additionally assumed the positions of Chairman and Chief Executive Officer on June 11, 2002.
(2)	Jason DeZwirek was paid $53,623 in consulting fees by the Corporation in fiscal 2004; also in fiscal 2004, $1,620 in consulting fees were paid to Kaboose Inc., a corporation of which Jason DeZwirek is an officer and director; and Jason DeZwirek was paid $47,196 in consulting fees by the Corporation in fiscal 2003.
(3)	Phillip DeZwirek was elected a Director and appointed Treasurer and Chairman on August 31, 2001. He continued as a Director and currently holds the positions of Vice-Chairman and Treasurer as of June 11, 2002.
(4)	In fiscal 2004, Green Diamond Oil Corp., a corporation of which Phillip DeZwirek is an officer and director, was paid $178,228 to cover all overhead costs and expenses of the Corporation’s head office in Toronto, Ontario, Canada, including, but not limited to, rent, utilities, telephone as well as secretarial and administrative support. All costs and expenses were invoiced by Green Diamond Oil Corp. and are accounted for in the Corporation’s annual audited financial statements for the years-ended May 31, 2004 and 2003.
(5)	Thomas Mills was elected a Director and appointed President on August 31, 2001.
(6)	In fiscal 2004, Thomas Mills received the use of a company car, resulting in expenses of $16,116 to the Corporation; in fiscal 2003, Thomas Mills received the use of a company car, resulting in expenses of $6,588 to the Corporation; and in fiscal 2002, Thomas Mills received the use of a company car, resulting in expenses of $6,588 to the Corporation.
(7)	Jerome Rabinowitz was appointed Vice President – Sales on August 31, 2001.
(8)	In fiscal 2004, Jerome Rabinowitz received the use of a company car, resulting in expenses of $9,600 to the Corporation.
(9)	Claudio Mannarino was appointed Chief Financial Officer on May 31, 2002.
(10)	In fiscal 2004, Claudio Mannarino received the use of a company car, resulting in expenses of $2,201 to the Corporation; and in fiscal 2003, Claudio Mannarino received the use of a company car, resulting in expenses of $2,201 to the Corporation.

Long-Term Incentive Plan Awards

The Corporation did not have a long-term incentive plan (the definition of “long-term incentive plan” contained in the Securities Act expressly excludes a stock option plan as referred to below) during the financial year-ended May 31, 2004.

Stock Options/SAR Grants

On August 1, 2003, the board of directors of the Corporation authorized a new stock option plan (“Plan”) for directors, officers, employees and consultants of the Corporation which currently reserves an aggregate of 460,327 Common Shares for issuance on the exercise of such options. The Plan supplants and replaces the then existing Corporation’s 1995 stock option plan. The terms of the Plan restricts options granted, at any one point in time, to a maximum of 20% of the outstanding Common Shares as of October 8, 2003, being the date of shareholder approval. The maximum term of any option granted is five years. In 2004, no options were granted under the Plan to eligible participants under the Plan.

Aggregated Option/SAR Exercises and Financial Year-End Option/SAR Values

The following table discloses the number and value of exercised and unexercised options held by Jason DeZwirek, Phillip DeZwirek and Thomas Mills during the last completed financial year:

Name	Securities Acquired on Exercise	Aggregate Value Realized	Unexercised Options/SARs at May 31, 2004	Value of Unexercised in-the-Money Options/SARs at May 31, 2004 Exercisable/ Unexercisable
Jason DeZwirek	Nil	N/A	Nil	Nil
Phillip DeZwirek	Nil	N/A	Nil	Nil
Thomas Mills	Nil	N/A	10,000(1)	$2,500(2)/Nil

Notes:

(1)	Of the 10,000 options held by Mr. Mills, 5,000 are exercisable at $4.50 and 5,000 are exercisable at $7.50, all expiring August 31, 2006 and convertible on a one-for-one basis upon exercise.
(2)	The closing price of the Common Shares on May 28, 2004, being the last trading day prior to year-end, was $0.50, such prices and values reflecting the pre-consolidation price of Common Shares, resulting in a current value of $5.00 post-consolidation.

Employment Contracts

There are no employment contracts between or among the Corporation, any of its subsidiaries or any officers and directors thereof.

Compensation of Directors

No directors of the Corporation were compensated by the Corporation or any of its subsidiaries during the financial year-ended May 31, 2004 for their services in their capacity as directors.

Administrative Costs

Administrative costs for the fiscal year-ended May 31, 2004 are disclosed in the audited consolidated annual financial statements for the years-ended May 31, 2004 and 2003.

Indebtedness Of Directors And Officers

No director or officer of the Corporation or associate of any director or officer of the Corporation is, or at any time since the beginning of the Corporation’s financial year-ended May 31, 2004, has been, indebted to the Corporation or any of its subsidiaries.

Financial Statements

A copy of the audited consolidated annual financial statements for the years-ended May 31, 2004 and 2003, together with the auditors’ report thereon, accompany this Circular. The directors will place before the Meeting the said financial statements and auditors’ report.

Interest of Insiders in Material Transactions

No “insider”(1) of the Corporation, as defined in the Securities Act, or associate or affiliate thereof, has any material interest in any transaction completed since the commencement of the Corporation’s financial year-ended May 31, 2004 or in any proposed transaction which has materially affected or will materially affect the Corporation or any of its subsidiaries except as disclosed elsewhere in this Circular.

Note:

(1)	The definition of “insider” contained in the Securities Act includes every director or senior officer of a corporation, every director or senior officer of a corporation that is itself an insider or subsidiary of a corporation and any person or corporation/company who beneficially owns, directly or indirectly, or who exercises control or direction over, more than 10% of the outstanding common shares of a corporation.

DIRECTORS’ APPROVAL

The contents and the sending of this Circular to the Shareholders of the Corporation have been approved by the board of directors of the Corporation.

DATED at Toronto, Ontario as of September 17, 2004.

BY ORDER OF THE BOARD OF: API ELECTRONICS GROUP CORP.

(signed) “Jason DeZwirek”
JASON DEZWIREK
Chairman

API ELECTRONICS GROUP CORP.

505 UNIVERSITY AVENUE, SUITE 1400

TORONTO, ONTARIO, CANADA

M5G 1X3

September 17, 2004

Those shareholders who wish to be added to the Supplemental Mailing List of API Electronics Group Corp. (the “Company”) in order to receive the Company’s unaudited interim financial statements, please complete the following and forward it to the offices of EQUITY TRANSFER SERVICES INC. at Suite 420, 120 Adelaide Street West, Toronto, Ontario, Canada M5H 4C3.

* * * * * * *

I HEREBY CERTIFY that I am a shareholder of the Company and, as such, request that you add me to your Supplemental Mailing List.

(Please PRINT your name and address)

(FIRST NAME)		(LAST NAME)

(APT. NO.)	(STREET NUMBER)	(STREET)

(CITY)		(PROVINCE/ STATE)

(POSTAL / ZIP CODE)		(COUNTRY)

SIGNED :
(Signature of Shareholder)

FEE RULE

FORM 13-502F1

ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name:            API Electronics Group Corp.

PARTICIPATION FEE FOR THE

Financial Year Ending:            May 31, 2005

Complete Only One of 1, 2 or 3:

1. Class 1 Reporting Issuers (Canadian Issuers – Listed in Canada and/or the U.S.)

Market value of equity securities:
Total number of equity securities of a class or series outstanding at the end of the issuer’s most recent financial year		_______
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule)	X	_______

Market value of class or series	=	_______
			(A	)
(Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the financial year)			(A	)

Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii): [Provide details of how determination was made.]			(B	)

(Repeat for each class or series of corporate debt or preferred shares)			(B	)

TOTAL CAPITALIZATION (ADD MARKET VALUE OF ALL CLASSES AND SERIES OF EQUITY SECURITIES AND MARKET VALUE OF DEBT AND PREFERRED SHARES) (A) + (B) =			_______

Total fee payable in accordance with Appendix A of the Rule			_______

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)			_______

Total Fee Payable x Number of months remaining in financial year year or elapsed since most recent financial year 12			_______
Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule)

2. Class 2 Reporting Issuers (Other Canadian Issuers)
Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit			_______

Contributed surplus			_______

Share capital or owners’ equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes)			_______
Long term debt (including the current portion)			_______

Capital leases (including the current portion)			_______

Minority or non-controlling interest			_______

Items classified on the balance sheet between current liabilities and shareholders’ equity (and not otherwise listed above)			_______

Any other item forming part of shareholders’ equity and not set out specifically above			_______

TOTAL CAPITALIZATION			_______

Total Fee payable pursuant to Appendix A of the Rule			_______

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x Number of months remaining in financial year year or elapsed since most recent financial year 12			_______

Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule)			_______

3. Class 3 Reporting Issuers (Foreign Issuers)

Market value of securities:
If the issuer has debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(a) of the Rule):

Total number of the equity or debt securities outstanding at the end of the reporting issuer’s most recent financial year		23,841,314

Simple average of the published closing market price of that class or series of equity or debt securities as of the last trading day of each of the months of the financial year on the marketplace on which the highest volume of the class or series of securities were traded in that financial year.	X	$ 0.70

Percentage of the class registered in the name of, or held beneficially by, an Ontario person	X	70%

(Repeat the above calculation for each class or series of equity or debt securities of the reporting issuer)	=		11,682,243

CAPITALIZATION (ADD MARKET VALUE OF ALL CLASSES AND SERIES OF SECURITIES)			_______

OR, IF THE ISSUER HAS NO DEBT OR EQUITY SECURITIES LISTED OR TRADED ON A MARKETPLACE LOCATED ANYWHERE IN THE WORLD (SEE PARAGRAPH 2.7(B) OF THE RULE):

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit		_______

Contributed surplus		_______

Share capital or owners’ equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes)		_______

Long term debt (including the current portion)		_______

Capital leases (including the current portion)		_______

Minority or non-controlling interest		_______

Items classified on the balance sheet between current liabilities and shareholders’ equity (and not otherwise listed above)		_______

Any other item forming part of shareholders’ equity and not set out specifically above		_______

Percentage of the outstanding equity securities registered in the name of, or held beneficially by, an Ontario person	X	_______

Capitalization		_______

Total Fee payable pursuant to Appendix A of the Rule		$ 1,000.00

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x Number of months remaining in financial year year or elapsed since most recent financial year 12		_______
Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule)		_______

API Electronics Group Inc.

Consolidated Financial Statements

For the years ended May 31, 2004 and 2003

(Expressed in US Dollars)

Auditors’ Report

To the Shareholders of

API Electronics Group Inc.

We have audited the consolidated balance sheets of API Electronics Group Inc. as at May 31, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards applicable in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with generally accepted accounting principles in Canada.

(signed) BDO Dunwoody LLP

Chartered Accountants

Toronto, Ontario

July 30, 2004

API Electronics Group Inc.

Consolidated Balance Sheets

(Expressed in US Dollars)

	May 31 2004	May 31 2003
Assets

Current
Cash and cash equivalents	$634,058	$1,561,199
Marketable securities (Note 2)	2,144	431,168
Accounts receivable	1,028,508	1,619,487
Unbilled revenue	—	324,078
Inventories (Note 3)	3,262,983	2,931,924
Prepaid expenses	93,516	61,988

	5,021,209	6,929,844
Capital assets (Note 4)	3,000,125	3,275,979
Goodwill	919,529	918,529
Intangible assets (Note 5)	1,943,321	2,322,338

	$10,884,184	$13,446,690

Liabilities and Shareholders’ Equity

Current
Bank indebtedness (Note 6)	$128,675	$—
Accounts payable	1,517,304	1,265,458
Deferred revenue	124,723	661,406
Future income tax liability (Note 8)	108,000	108,000
Current portion of long-term debt (Note 7)	68,654	2,699,458

	1,947,356	4,734,322
Future income tax liability (Note 8)	209,000	248,000
Long term debt (Note 7)	105,989	232,229

	2,262,345	5,214,551

Shareholders’ equity
Share capital (Note 9)	9,449,507	8,744,507
Paid in capital	770,790	770,790
Contributed surplus	25,000	—
Cumulative foreign exchange translation adjustment	254,708	252,614
Deficit	(1,878,166)	(1,535,772)

	8,621,839	8,232,139

	$10,884,184	$13,446,690

On behalf of the Board:

(signed) Jason DeZwirek

(signed) Phillip DeZwirek

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

API Electronics Group Inc.

Consolidated Statements of Operations and Deficit

(Expressed in US Dollars)

	Years Ended May 31
	2004	2003
Sales	$11,278,187	$8,253,541

Cost of sales	8,669,207	6,325,540

Gross profit	2,608,980	1,928,001

Expenses
Business development	71,088	355,042
Selling expenses	843,308	666,138
General and administrative	2,116,206	1,527,307

	3,030,602	2,548,487

Operating Income (Loss)	(421,622)	(620,486)

Other (Income) Expenses
Other income (includes loss on foreign currency exchange of $5,323; 2003 - $65,580)	(117,956)	(89,316)
Interest expense	85,063	107,789

	(32,893)	18,473

Loss before income taxes	(388,729)	(638,959)

Income taxes (Note 8)	(46,335)	(41,413)

Net loss for the year	(342,394)	(597,546)
Deficit, beginning of year, (Note 11)	(1,535,772)	(938,226)

Deficit, end of year	$(1,878,166)	$(1,535,772)

Loss per share–basic and diluted (Note 13)	$(0.15)	$(0.34)

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

API Electronics Group Inc.

Consolidated Statements of Cash Flows

(Expressed in US Dollars)

	Years Ended May 31
	2004	2003
Cash provided by (used in)

Operating activities
Net loss for the year	$(342,394)	$(597,546)
Adjustments to reconcile net loss to net cash provided by operating activities:
Amortization	803,807	785,979
Future income taxes	(39,000)	(70,640)
Stock options expensed	10,000	—
Gain on settlement of debt	(39,000)	—
Gain on sale of marketable securities	(45,795)	—
Loss on sale of land and building	8,688	—
Net change in non-cash working capital balances (Note 10)	294,600	(77,662)

	650,906	40,131

Investing activities
Business and asset acquisitions, net of cash acquired	(50,000)	(1,521,958)
Purchase of capital assets	(222,967)	(725,789)
Proceeds on sale of land and building	104,439	—
Proceeds on sale of marketable securities	474,819	—
Purchase of marketable securities	—	(428,739)

	306,291	(2,676,486)

Financing activities
Issue of share capital	705,000	4,102,500
Bank indebtedness advances (repayments)	128,616	(284,488)
Long-term debt repayments	(2,718,044)	(1,046,394)

	(1,884,428)	2,771,618

Foreign exchange gain on cash held in foreign currency	90	17,299

Net increase (decrease) in cash	(927,141)	152,562

Cash, beginning of year	1,561,199	1,408,637

Cash, end of year	$634,058	$1,561,199

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

API Electronics Group Inc.

Summary of Significant Accounting Policies

(Expressed in US Dollars)

May 31, 2004 and 2003

Nature of Business	API Electronics Group Inc.’s (“the Company”) business focus is the manufacture and design of high reliability semiconductor and microelectronics circuits for military, aerospace and commercial applications. Through recent acquisitions, the Company has expanded its manufacturing and design of electronic components to include filters, transformers, inductors, and custom power supplies for land and amphibious combat systems, mission critical information systems and technologies, shipbuilding and marine systems, and business aviation.

Business Acquisitions	On May 31, 2002 the Company completed the acquisition of all the outstanding common shares of Filtran Inc. (“Filtran USA”), a private company incorporated under the laws of the State of New York; Filtran Limited (“Filtran Canada”), a private company incorporated under the laws of Ontario; Canadian Dataplex Limited (“CDL”), a private company incorporated under the laws of Canada, and Tactron Communications (Canada) Limited (“TCCL”), a private company incorporated under the laws of Ontario. On June 1, 2003 CDL, TCCL and Filtran Canada were amalgamated under the name Filtran Canada. Filtran USA and Filtran Canada are known collectively as the “Filtran Group”. The Filtran Group’s business focus is similar to that of the Company. The business combination, which has been accounted for using the purchase method, is described in Note 1 (a) to the financial statements.

On May 23, 2002 the company incorporated an entity named “5/23 Corp” under the laws of the State of Delaware. On January 13, 2003 “5/23 Corp” changed its name to TM Systems II, Inc. (“TM II”). On February 6, 2003, TM II acquired certain assets of TM Systems Inc. and carries on business as TM System II, Inc. TM II’s business focus is similar to that of the Company. The business combination, which has been accounted for using the purchase method, is described in Note 1(b) to the financial statements.

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

API Electronics Group Inc.

Summary of Significant Accounting Policies

(Expressed in US Dollars)

May 31, 2004 and 2003

Principles of Consolidation	The consolidated financial statements include the accounts of the Company (the legal parent), together with its wholly owned subsidiaries, API Electronics, TM II and the Filtran Group.

Basis of Presentation	These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. All amounts are disclosed in US dollars unless otherwise indicated.

Contract Revenue	Revenue from contracts is recognized using the percentage of completion method. The degree of completion is determined based on costs incurred, excluding costs that are not representative of progress to completion, as a percentage of total costs anticipated for each contract. Provision is made for losses on contracts in progress when such losses first become known. Revisions in cost and profit estimates, which can be significant, are reflected in the accounting period in which the relevant facts become known.

Provisions for warranty claims and other allowances are made based on contract terms and prior experience.

Non-Contract Revenue	Non-contract revenue is recognized when risk and title passes to the customer, which is generally upon shipment of the product.

Marketable Securities	Temporary investments are stated at the lower of cost and market value.

Inventory	Raw materials are recorded at the lower of cost and net realizable value. Finished goods and work in process are stated at the lower of cost, which includes material, labour and overhead, and net realizable value. Cost is generally determined on a first-in, first-out basis.

Capital Assets	Capital assets are recorded at cost less accumulated amortization and are amortized using the straight-line basis over the following years:

Buildings	20 years
Computer equipment	3 years
Computer software	3 years
Furniture and fixtures	5 years
Machinery and equipment	Ranging from 5 to 10 years
Vehicles	3 years
Website development	3 years

API Electronics Group Inc.

Summary of Significant Accounting Policies

(Expressed in US Dollars)

May 31, 2004 and 2003

Goodwill	Goodwill is subject to an impairment test on at least an annual basis or upon the occurrence of certain events or circumstances. Goodwill impairment is assessed based on a comparison of the fair value of a reporting unit to the underlying carrying value of the reporting unit’s net assets, including goodwill. When the carrying amount of the reporting unit exceeds its fair value, the fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of impairment loss, if any. Management has determined there is no impairment in goodwill as of May 31, 2004.

Intangible Assets	Intangible assets that have a finite life are amortized using the following basis over the following period:

	Non-compete agreements	Straight line over 5 years
	Customer contracts	Based on income earned

Income taxes	The Company accounts for income taxes under the asset and liability method. Under this method, future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial reporting and tax bases of assets and liabilities and available loss carryforwards. A valuation allowance is established to reduce tax assets if it is more likely than not that all or some portions of such tax assets will not be realized.

Foreign Currency Translation	The Company’s functional currency is United States Dollars and the consolidated financial statements are stated in United States dollars, “the reporting currency”. Integrated operations have been translated from Canadian dollars into United States dollars at the year-end exchange rate for monetary balance sheet items, the historical rate for non-monetary balance sheet items, and the average exchange rate for the year for revenues, expenses, gains and losses. The gains or losses on translation are included in net income (loss) for the year.

Self-sustaining operations are translated at current rates of exchange. All exchange gains and losses will be accumulated in the foreign exchange translation account on the balance sheet.

Accounting Estimates	The preparation of these consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting periods. By their nature, these estimates are subject to uncertainty and the effect on the consolidated financial statements of changes in such estimates in future periods could be material.

API Electronics Group Inc.

Summary of Significant Accounting Policies

(Expressed in US Dollars)

May 31, 2004 and 2003

Stock-Based Compensation Plans	Effective June 1, 2002, the Company adopted the recommendations of the CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, which establishes standards for recognition, measurement and disclosure of stock-based compensation and other stock-based methods.

The Company has a stock-based compensation plan, which is described in note 9. No compensation expense is recognized for these plans when stock or stock options are issued to employees or directors. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. Compensation expense is recognized using the fair value-based method when stock options are issued to non-employees.

Section 3870 requires disclosure of pro forma earnings and pro forma earnings per share as is if the fair value method had been used to account for employee stock options.

Research and Development Expenses	Research and development expenses are recorded at net of applicable investment tax credits.

Financial Instruments	The Company’s financial instruments include certain instruments with short-term maturity and long-term debt. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest rate, currency or credit risks arising from its financial instruments.

The Company carries out a portion of transactions in foreign currencies. Included in the Company’s cash, marketable securities, accounts receivable and accounts payable are balances denominated in Cdn dollars in the amounts of $428,055 (2003 - $1,288,634), $2,921 (2003 - $361,209), $809,235 (2003 - $380,458), and $973,229(2003 - $645,852).

As at May 31, 2004 there were no significant differences between the carrying amounts and the fair values of the Company’s financial instruments unless otherwise noted.

Cash and Cash equivalents	Cash and cash equivalents consist of cash on hand, bank balances and investments in money market instruments with original maturities of three months or less.

API Electronics Group Inc.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

May 31, 2004 and 2003

1 (a) Business Acquisition

The following business combinations were accounted for using the purchase method, whereby the fair market values of the net assets of the businesses acquired are reflected in the Company’s balance sheet as at the period end.

On May 31, 2002, the Company acquired all of the issued and outstanding shares of the Filtran Group of companies for $2,996,547 (Cdn $4,100,000). The purchase price was satisfied through payment of cash in the amount of $1,042,277 and a promissory note given in the amount of $1,954,270 (Cdn $3,000,000). Also incurred were professional fees in connection with the acquisition in the amount of $327,065 giving a total acquisition cost of $3,323,612.

The net assets acquired at fair value, as at May 31, 2002 are as follows:

Cash	$101,623
Current assets	1,204,202
Capital assets	1,984,492
Current liabilities	(507,256)
Long-term liabilities	(217,690)
Future income tax liabilities	(530,000)

Fair value of tangible net assets	2,035,371
Non-compete agreement	325,712
Goodwill	962,529

Total cost of acquisition	$3,323,612

(b) Incorporation and Asset Purchase

On May 23, 2002, the Company incorporated an entity named “5/23 Corp” under the laws of the State of Delaware. On January 13, 2003, “5/23 Corp” changed its name to TM Systems II, Inc. (“TM II”). On February 6, 2003, TM II acquired certain assets of TM Systems Inc. and carries on business as TM System II, Inc. The purchase price was satisfied through payment of cash in the amount of $1,500,000 and a promissory note given in the amount of $1,475,652 with interest of 1.65% per annum and payable on or before February 6, 2004. Also incurred were professional fees in connection with the acquisition in the amount of $21,958 giving a total acquisition cost of $2,997,610.

API Electronics Group Inc.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

May 31, 2004 and 2003

(b)	Incorporation and Asset Purchase (continued)

The assets acquired at fair value, as at February 6, 2003 are as follows:

Capital assets	$25,120
Inventory - parts and supplies	288,009
Inventory - work in progress	468,697

Fair value of tangible net assets	781,826
Customer contracts	1,715,784
Non-compete agreement	500,000

Net assets acquired	$2,997,610

TM II is required to pay an additional 10% of gross revenue for certain contracts specified in the asset purchase agreement.

(c)	Asset Purchase Agreement

On March 31, 2004, the Company entered into an agreement to purchase certain assets of Islip Transformer & Metal Inc. The assets include certain Department of Defense contracts, the seller’s CAGE code, the right to use the seller’s name, all test fixtures, test equipment, plans, specifications and files relating to previous contracts performed, inventory and equipment. The consideration for the assets was $50,000 plus 10% of the amount of confirmed orders received pursuant to the terms of the contract.

The assets acquired at fair value, as at March 31, 2004 are as follows:

Inventory	$10,000
Machinery and Equipment	39,000
Goodwill	1,000

Fair value of assets acquired	$50,000

2.	Marketable Securities

	Market Value	May 31 2004	May 31 2003
Shares in venture issuers	$13,756	$2,144	$2,139
Income trust units	—	—	186,632
Short-term company paper and bonds (maturity less than one year)	—	—	242,397

	$13,756	$2,144	$431,168

API Electronics Group Inc.

Notes to Consolidated Financial Statements

(Expressed in US Dollar)

May 31, 2004 and 2003

3.	Inventories

	May 31 2004	May 31 2003

Raw Materials	$779,685	$951,837
Work in Process	1,334,236	1,062,038
Finished Goods	1,149,062	918,049

	$3,262,983	$2,931,924

4.	Capital Assets

	May 31, 2004
	Cost	Accumulated Amortization	Net Book Value
Land	$410,905	$—	$410,905
Buildings	2,223,445	356,124	1,867,321
Computer equipment	100,905	76,191	24,714
Computer software	133,493	77,049	56,444
Furniture and fixtures	76,655	41,235	35,420
Machinery and equipment	1,873,128	1,282,049	591,079
Vehicles	24,342	15,237	9,105
Web site development costs	30,826	25,689	5,137

	$4,873,699	$1,873,574	$3,000,125

	May 31, 2003
	Cost	Accumulated Amortization	Net Book Value
Land	$423,985	$—	$423,985
Buildings	2,279,785	306,224	1,973,561
Computer equipment	77,255	34,009	43,246
Computer software	101,326	47,091	54,235
Furniture and fixtures	71,017	20,751	50,266
Machinery and equipment	1,779,892	1,083,418	696,474
Vehicles	24,259	5,679	18,580
Web site development costs	30,826	15,194	15,632

	$4,788,345	$1,512,366	$3,275,979

Included in machinery and equipment is $168,449 (2003 - $158,774) of property held under capital leases. Depreciation and amortization expense related to capital assets amounted to $424,790 (2003 - $533,821). Of this amount $192,546 (2003 - $164,543) was included in cost of sales. Included in depreciation and amortization expense is the amount of $31,754 (2003- $32,722) related to property held under capital leases.

API Electronics Group Inc.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

May 31, 2004 and 2003

5.	Intangible Assets

	May 31 2004	May 31 2003

Non-compete agreements	$858,712	$858,712
Less: Accumulated amortization	(268,134)	(96,392)
Customer contracts (Note 1(c))	1,715,784	1,715,784
Less: Accumulated amortization	(363,041)	(155,766)

	$1,943,321	$2,322,338

Amortization expense related to intangible assets amounted to $379,017 (2003 - $252,158).

6.	Bank Indebtedness

The Company’s wholly owned subsidiary, API Electronics has a working capital line of credit of $500,000. API Electronics has borrowed $100,000 (2003 - $Nil) against this line of credit as at May 31, 2004. The credit is secured by all of its assets pursuant to a general security agreement. The bank indebtedness is due on demand and bears interest at prime plus 1%.

The Company’s wholly owned subsidiary, Filtran Canada has a demand loan in the amount of $28,675 as at May 31, 2004 (2003 - $Nil). The loan is secured by a general security agreement of Filtran Canada’s assets and a guarantee from the Company.

API Electronics Group Inc.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

May 31, 2004 and 2003

7.	Long-term Debt

	May 31 2004	May 31 2003
Promissory note payable to former shareholders of the Filtran Group, secured by a collateral mortgage on real property registered in Ontario and the issued and outstanding shares of the Filtran Group repayable May 31, 2004 plus interest at 5% per annum	$—	$1,098,418
Promissory note payable in connection with the acquisition of assets of TM Systems, due February 6, 2004 with an interest rate of 1.65% per annum, secured by the assets of TM Systems II Inc.	—	1,475,652
Bank term loan, secured by machinery and equipment, repayable in monthly instalments of $1,565plus interest at prime plus 2%	—	47,400
On February 27, 2004 the Company signed a mutual release with the creditor discharging all obligations under this agreement resulting in a gain on settlement of the debt. Loan payable, unsecured and non-interest bearing	—	39,000
Mortgage payable, secured by real estate, repayable in blended monthly instalments of $3,133 at an interest rate of 8.75%	66,124	138,489
Various equipment capital leases, with monthly lease payments of $3,760 including interest at approximately 9%, secured by the leased assets	108,519	132,112

Due to shareholder, non-interest bearing with no specific terms of repayment	—	616
	174,643	2,931,687
Less: Current portion	68,654	2,699,458

	$105,989	$232,229

As at May 31, 2004 the fair market value of the long-term debt was $188,630. The fair value has been estimated by discounting future cash flows at a rate offered for debt of similar maturities and credit quality.

The long-term debt repayable over the next five fiscal years is as follows:

2005	$68,654
2006	70,416
2007	31,348
2008	2,195
2009	2,030

The interest expense on long-term debt is as follows:

	Year ended May 31, 2004	Year ended May 31, 2003
Interest expense on long-term debt	$76,999	$99,455
Interest expense on capital lease obligations	8,064	8,334

	$85,063	$107,789

API Electronics Group Inc.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

May 31, 2004 and 2003

8.	Income Taxes

The significant components of future income tax assets consist of the following as at May 31, 2004:

	May 31 2004	May 31 2003
Future income tax assets
Loss carry forwards	$564,000	$624,000
Other	18,000	15,000
Unrealized foreign exchange loss	141,000	117,000
Marketable securities	89,000	77,000
Intangible assets	294,000	176,000
Capital assets	38,000	29,000

	1,144,000	1,038,000

Future income tax liabilities
Capital assets	(457,000)	(381,000)
Non-compete agreement	(45,000)	(47,000)
Inventory	(108,000)	(108,000)

	(610,000)	(536,000)

Valuation allowance	(851,000)	(858,000)

	$(317,000)	$(356,000)

A reconciliation between income taxes provided at actual rates and at the basic rate of 35.63% (May 31, 2003 – 37.79%) for federal and provincial taxes is as follows:

	May 31 2004	May 31 2003
Net Loss	$(388,729)	$(597,546)

Recovery of income tax at statutory rates	$(138,504)	$(225,813)
Change in taxes resulting from:
Change in tax rates and other	99,169	(51,600)
Change in valuation allowance	(7,000)	236,000

Income taxes	$(46,335)	$(41,413)

The Company and its subsidiaries have non-capital losses of approximately $1,560,000 to apply against future taxable income. These losses will expire as follows: $601,000 in 2009, $713,000 in 2010 and $246,000 in 2011.

API Electronics Group Inc.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

May 31, 2004 and 2003

9.	Share Capital

a)	Authorized

Unlimited special shares

Unlimited common shares

(b)	Issued Common Shares

Number of Shares Consideration

Balance at May 31, 2002	1,490,381	$4,642,007
Shares issued upon private placement - June 2002	50,000	1,175,000
Shares issued upon exercise of stock options	20,000	120,000
Shares issued upon private placement - February 2003	692,500	2,770,000
Shares issued upon exercise of warrants	6,250	37,500

Balance at May 31, 2003	2,259,131	8,744,507
Shares issued upon exercise of warrants	125,000	705,000

Balance at May 31, 2004	2,384,131	$9,449,507

(c)	Warrants

Common shares purchase warrants (“Warrants”)

As at May 31, 2004 the following Warrants are outstanding and exercisable:

Number Outstanding	Share for Warrants	Exercise Price	Expiry Date
134,958	1 for 1	4.50	February 28, 2005
164,958	1 for 1	7.50	August 30, 2005
50,000	1 for 1	30.00	June 30, 2004
245,000	1 for 1	6.00	February 28, 2005

The continuity of common share purchase warrants is as follows:

Warrants outstanding, May 31, 2002	352,583
Issued:
- Re: Private Placement - June 2002	50,000
- Re: Private Placement - February 2003	346,250
Exercised:
- Re: Private Placement - February 2003	(6,250)
Expired:
- Re: Private Placement	(22,667)

Warrants outstanding, May 31, 2003	719,916
Exercised:
- Re: Private Placement – February 2003	(125,000)

Warrants outstanding, May 31, 2004	594,916

API Electronics Group Inc.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

May 31, 2004 and 2003

9.	Share Capital (continued)

(d)	Stock Options:

On August 1, 2003, the board of directors of the Company authorized a new stock option plan (“2003 Option Plan”) for directors, officers, employees, and consultants of the Company and its subsidiaries, which reserves an aggregate of 460,327 Common Shares for issuance on the exercise of such options. The 2003 Option Plan supplants and replaces the Company’s then existing 1995 stock option plan (“Former Plan”). The terms of the 2003 Option Plan restrict options granted, at any one point in time, to a maximum of 20% of the outstanding Common Shares. The maximum term of any option granted is five years. The 2003 Option Plan was approved by the Company stockholders at the 2003 Annual Meeting.

As at May 31, 2004 the following options are outstanding:

Issued to	Number Outstanding	Exercise Price	Expiry Date
Directors	5,000	$4.50	August 31, 2006
Directors	5,000	$7.50	August 31, 2006
Directors	440,000	$6.00	January 8, 2009
Consultant	50,000	$8.00	August 15, 2004
Consultant	50,000	$12.00	December 31, 2004

The continuity of stock options is as follows:

	Number of Options	Weighted Average Price
Options outstanding, May 31, 2002	32,500	$7.30

Cancelled: February 2003	(2,500)	(23.50)

Exercised: December 2002	(10,000)	(4.50)
January 2003	(10,000)	(7.50)

Options outstanding, May 31, 2003	10,000	6.00

Issued: January 2004	440,000	6.00
Issued April 1, 2004	100,000	10.00

Options outstanding, May 31, 2004	550,000	$6.70

Options exercisable, May 31, 2004	500,000	$6.20

API Electronics Group Inc.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

May 31, 2004 and 2003

9.	(e) Pro-forma Information

Section 3870 requires the disclosure of pro forma earnings as if the Company had accounted for its stock options issued to employees and directors under the fair value method. Had the Company determined the compensation expense for the year based on the fair value at the date of the grant of stock options to employees and directors, the loss for the period and the loss per share would have increased as indicated below. The pro forma disclosures only include awards issued on or after June 1, 2002.

On April 1, 2004 the Company granted 100,000 options to a consultant. The fair value of 50,000 vested options has been recognized in these financial statements, and the remaining 50,000 will vest in August 2004.

The Company uses the Black-Scholes option pricing model to estimate the fair value at the date of grant of options using the following assumptions:

Risk free interest rate (%)	2 to 3.97
Expected volatility (%)	68
Expected life (in years)	0.37 to 4.667
Expected dividend yield (%)	0

During 2004, the Company modified 299,916 (2003 – 329,916) warrants to directors by extending the term of the warrant by one year as director compensation. The fair value has been estimated at the modification date using the Black-Scholes option pricing model. The compensation expense was calculated using the following assumption:

	2004	2003
Risk free interest rate (%)	2.48	4.0
Expected volatility (%)	68	44
Expected life (in years)	1.0	1.0
Expected dividend yield (%)	0	0

The following is the Company’s pro forma information with the fair value method applied to the granting of stock options and the modification of warrants during the year:

	Year ended May 31,
	2004	2003
Loss attributed to common shareholders – as reported	$(342,394)	$(597,546)
Stock-based compensation expense	(1,526,800)	—
Compensation expense on modified warrants	(160,454)	(189,702)

Loss attributed to common shareholders – pro forma	$(2,029,648)	$(787,248)
Loss per share – as reported	$(0.15)	$(0.34)

Loss per share – pro forma	$(0.86)	$(0.44)

Weighted average number of shares outstanding	2,339,027	1,778,090

API Electronics Group Inc.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

May 31, 2004 and 2003

10.	Cash Flow Information

(a) Changes in non-cash working capital are as follows:

	Year Ended May 31,
	2004	2003
Accounts receivable	$592,197	$(507,471)
Inventory	(319,082)	(229,959)
Unbilled revenue	324,078	(324,078)
Prepaid expenses	(16,428)	(15,906)
Accounts payable	250,518	338,346
Deferred revenue	(536,683)	661,406

	$294,600	$(77,662)

(b) Supplemental Cash Flow Information

	Year Ended May 31,
	2004	2003
Cash paid for interest	$85,063	$107,789

(c) Non-cash transaction

	Year Ended May 31,
	2004	2003
Note received on business acquisition	$—	$1,475,652

Options granted to consultants	$25,000	—

11.	Change in Accounting Policy

During the year the Company changed its accounting policy for the amortization of customer contracts from the straight line basis to a basis which more closely matches the revenue earned from these contracts to the amortization for the year. The effect of this change was a reduction of amortization for the current year of $135,881. The change has been accounted for on a retroactive basis with restatement of the prior year figures. The effect of the change is to increase amortization in the prior year by $48,531, the deficit of the prior year by $48,531 and reduce the current year deficit by $87,350.

API Electronics Group Inc.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

May 31, 2004 and 2003

12.	Related Party Transactions

(a) Included in general and administrative expenses are consulting fees of $53,623 (2003 - $47,196) paid to an individual who is a director and officer of the Company and rent, management fees, and office administration fees of $178,228 (2003 - $Nil) paid to a company in which two of the directors are also directors of the Company.

(b) Included in accounts payable at year end are amounts payable to an individual who is a director of the Company for consulting fees and expenses in the amount of $11,437 (2003 - $10,070)

These related party transactions were in the normal course of operations and are recorded at the exchange amount agreed to by the related parties.

13.	Per Share Data

The weighted average number of shares issued and outstanding for the period ended May 31, 2004 was 2,339,027 (2003 – 1,778,090).

The effect of the exercise of outstanding options and warrants would be anti-dilutive.

14.	Economic Dependence

Accounts receivable consist principally of amounts due from the US Department of Defence, US Department of Defence subcontractors, and commercial/industrial users.

Although, the U.S. Department of Defence (directly and through subcontractors) accounts for a significant portion of the Company’s revenue, management has determined that the Company is not economically dependent on this business as, if necessary, it could re-deploy resources to further service the commercial/industrial user.

15.	Commitments and Contingencies

(a) Rent

The following is a schedule by years of approximate future minimum rental payments under operating leases that have remaining non-cancelable lease terms in excess of one year as of May 31, 2004.

2005	$36,402
2006	21,959
2007	9,427
2008	4,221

Included in selling expenses are rental charges on these leases of $35,434 (2003 - $26,828).

(b) 401(k) Plan

During 1998, the Company adopted a 401(k) deferred compensation arrangement. Under the provision of the plan, the Company is required to match 50% of employee contributions up to a maximum of 3% of the employee’s eligible compensation. Employees may contribute up to a maximum of 15% of eligible compensation. The Company may also make discretionary contributions up to a total of 15% of eligible compensation. During the period ended May 31, 2004, the Company incurred $8,652 (2003 - $9,714) as its obligation under the terms of the plan. Of this amount $8,652 (2003 - $9,714) has been charged to general and administrative expenses.

API Electronics Group Inc.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

May 31, 2004 and 2003

16.	Segmented Information

(a)	The Company’s operations are conducted in two reportable segments which are distinguished by geographic location in Canada and United States. Both segments design and manufacture electronic components. Inter-segment sales are recorded at market value

Year Ended May 31, 2004	Canada	United States	Corporate (Canada)	Inter Segment Eliminations	Total
Sales to External Customers	$5,013,986	$6,264,201	$—	$—	$11,278,187
Inter-Segment Sales	22,639	776,243	—	(798,882)	—

Total	5,036,625	7,040,444	—	(798,882)	11,278,187

Gross Income	400,625	564,925	—	—	965,550
Corporate Head Office Expenses	—	—	583,365	—	583.365
Amortization	111,610	520,781	171,416	—	803,807
Interest on Long term Debt	2,188	44,468	38,407	—	85,063
Other Expense (Income)	29,774	(45,232)	(102,498)	—	(117,956)
Income Tax Expense (Recovery)	(18,190)	18,569	(46,714)	—	(46,335)

Net income (loss)	275,243	26,339	(643,976)	—	(342,394)

Segment Assets	2,052,518	6,187,097	2,629,569	—	10,884,184

Goodwill included in assets	918,529	1,000	—	—	919,529
Capital Expenditures	55,517	159,250	8,200	—	222,967

Year Ended May 31, 2003	Canada	United States	Corporate (Canada)	Inter Segment Eliminations	Total
Sales to External Customers	$3,555,044	$4,698,497	$—	$—	$8,253,541
Inter-Segment Sales	—	54,470	—	(54,470)	—

Total	3,555,044	4,752,967	—	(54,470)	8,253,541

Gross Income	418,579	421,650	—	—	840,229
Corporate Head Office Expenses	—	—	674,736	—	674,736
Amortization	61,475	571,314	153,190	—	785,979
Interest on Long term Debt	5,537	32,481	69,771	—	107,789
Other Expense (Income)	60,264	(38,509)	(111,071)	—	(89,316)
Income Tax Expense (Recovery)	27,795	2,000	(71,208)	—	(41,413)

Net income (loss)	263,508	(145,636)	(715,418)	—	(597,546)

Segment Assets	1,830,470	7,494,671	4,121,549	—	13,446,690

Goodwill included in assets	918,529	—	—	—	918,529
Capital Expenditures	62,144	650,676	12,969	—	725,789

Geographical Information	May 31, 2004			May 31, 2003
		Capital Assets, Intangible Assets, Goodwill and Other		Capital Assets, Intangible Assets, Goodwill and Other
	Revenue		Revenue
United States	$8,933,612	$6.187,097	$4,698,497	$7,494,671
Canada	944,039	4,697,087	3,555,044	$5,952,019
United Kingdom	1,057,691	—	—	—
South America	201,465	—	—	—
All Other	141,380	—	—	—

	$11,278,187	$10,884,184	$8,253,541	$13,446,690

(b)	Major Customer

	2004	2003
Revenue
U.S. Department of Defence	17%	3%
U.S. Department of Defence subcontractors	40%	50%

API Electronics Group Inc.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

May 31, 2004 and 2003

17.	Comparative Figures

Comparative figures have been reclassified to conform to the current period presentation.

18.	Subsequent events

On June 1, 2004 Filtran successfully negotiated a new banking relationship with the Royal Bank of Canada. The agreement gives Filtran a line of credit of $734,000. The interest on any borrowed funds is charged at prime. The agreement also includes a $33,000 lease agreement, which allows Filtran to carry forward the loan payable (a demand loan as of May 31, 2004), due to the Bank of Nova Scotia (Note 6). The interest on the line will be charged at prime plus 1%. The Royal Bank of Canada has a GSA and a 1st Collateral Mortgage on Filtran’s assets and building.

On July 19, 2004 the company announced that the directors had approved a ten for one reverse split of the company’s shares. All share and per share figures have been presented to reflect this change as if it occurred before the period end. On September 15, 2004 the company will change its name to API Electronics Group Corp. to facilitate the reverse split as per Ontario Corporate Law.

Management’s Discussion and Analysis

August 31, 2004

The following sets out management’s discussion and analysis of our financial condition and results of operations for the years ended May 31, 2004 and 2003. All financial information is presented in US Dollars. Our consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). The management’s discussion and analysis should be read in conjunction with our annual consolidated financial statements and the accompanying notes for the year ended May 31, 2004.

Management’s discussion and analysis is comprised of the following:

• Forward Looking Information	• Risk Factors and Risk Management

• Corporate Overview	• Related Party Transactions

• Selected Financial Information	• Fourth Quarter

• Results of Operations	• Proposed Transactions

• Quarterly Financial Information	• Critical Accounting Estimates

• Liquidity and Capital Resources	• Changes in Accounting Policies

• Off Balance Sheet Arrangements	• Financial Instruments

• Share Capital	• Outlook

Forward Looking Information

Certain information in this MD&A and in other public announcements by the Company is forward-looking and is subject to important risks and uncertainties. Forward information includes information concerning the Company’s future financial performance, business strategy, plans, goals and objectives.

Factors which could cause actual results to differ materially from current expectations include, among other things, the ability of the Company to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits; competitive conditions in the business in which the Company participates; changes in Defense spending; general economic conditions and normal business uncertainty; fluctuations in foreign currency exchange rates; and changes in laws, rules and regulations applicable to the Company.

The Company does not update forward-looking statements should circumstances or management’s assumptions, expectations, or estimates change.

Corporate Overview

API Electronics Group Inc. (“API” or “Company”) is a North American based company focused on the manufacture of specialized electronic components and microelectronic circuits. The corporate office of the Company is located in Toronto, Canada. Overviews of its subsidiaries are discussed below:

•	API Electronics, Inc. of Hauppauge, New York (“API Electronics”) is a leading designer and manufacturer of power transistors, small signal transistors, tuning diodes, hybrid circuits, resistor/capacitor networks, diodes, and other critical elements with precisely defined functional capabilities for advanced military, industrial, commercial, automotive and medical applications. The company is a leading supplier of defence electronic components to the U.S. Department of Defence and its subcontractors as well as having a strong commercial user base. In March, 2004, the Company purchased certain assets of Islip Transformer & Metal Co. Inc. (“Islip”), a private company that supplies critical systems and components to the U.S. Department of Defense. The acquisition further augments API’s in-demand components and systems for both government and corporate clients.

•	Filtran Inc. of Ogdensburg, New York and Filtran Limited of Nepean, Ontario, Canada (“Filtran Group”). Filtran Group is a leading global supplier of superior quality electronic components to major producers of communications equipment, military hardware, computer peripherals, process control equipment and instrumentation. In business since 1969, Filtran Group is ISO 9001 registered and offers off-the-shelf and custom designed products and regularly ships components to clients in more than 34 countries. The Company acquired Filtran Group in May 2002. The acquisition broadened API’s product offerings for current and potential customers as well as providing synergies in the areas of engineering and technological capabilities.

•	TM Systems II Inc. of Hauppauge, New York (“TM II”). In business for over 30 years, TM II supplies the defence sector with naval landing and launching equipment, flight control and signalling systems, radar systems alteration, data communication and test equipment as well as aircraft ground support equipment. The Company acquired TM II in February 2003 thereby expanding API’s core-military and defence-related electronics business. TM II also maintains a manufacturing facility in Bridgeport, Connecticut.

API’s business strategy has been to strengthen its leadership position for its components through continued emphasis on technological advances, operational efficiencies, cost reductions, competitiveness and acquisitions.

The Company’s objectives are to seek long-term stable growth for all of its operating segments (API Electronics, Filtran Group, and TM II) through continuous capital investment, employing today’s production methods and technologies, and by demanding uncompromising quality control.

Selected Financial Information

	2004		2003		2002
Sales Revenue		$11,278,187		$8,253,541		$2,903,120

Net Loss		$(342,394)		$(597,546)		$(857,643)

Loss, basic and diluted, per share		$(0.15)		$(0.34)		$(0.80)

Total Assets		$10,884,184		$13,446,690		$8,535,159

Total long term financial liabilities		$174,643		$2,931,687		$2,371,831

Cash dividends declared	$	Nil	$	Nil	$	Nil

The past three years have been very difficult for the technology and telecommunication industry. Despite the difficulty, the Company has experienced a 36.6% increase in sales in 2004 and an increase of 184.3% increase in sales in 2003. The increase in 2003 was due primarily to the acquisition of the Filtran Group that added $4,647.361 in sales revenue. The increase in 2004 was due primarily to the February 2003 acquisition of TM II that added sales revenue of $3,143,113 in 2004 compared to partial year amount of $918,117 in 2003.

API Electronics believes that new orders should increase as a result of the new military budget approved by the US Government. The Company has spent more than $400,000 on upgrades to its Hauppauge, New York facility. In addition it has also put in place its ISO 9000-2000 system. This should enable API Electronics to emerge from the downturn in the technology industry with higher quality standards, improved products, and a lower cost structure.

The telecommunication industry downturn has impacted Filtran Group and continues to carry uncertainty for demand in that sector. The Video DSL market is one area which is experiencing growth and Filtran Group is attempting to enter this market. Filtran Group is focused on overcoming pricing pressures in that market, which it believes is necessary to generate significant sales. To do so, Filtran Group has outsourced the manufacturing of certain products to manufacturers in China and is working closely with them to maintain quality control and decrease the cost to manufacture.

Filtran Group is aggressively pursuing growth strategies with the hiring of additional sales persons in the United States, setting up a nationwide representative market, and a product catalogue. Filtran Group has also developed a synergistic partnership with API Electronics targeting the military relay market.

TM II’s customer base consists primarily of various US government departments, including the US Navy, as well as numerous domestic and foreign corporations. The US government has recently approved significant funds for ongoing Defense and homeland security. TM II believes that new domestic orders should increase as a result of this development. Furthermore, foreign country demand may also increase in response to global terror concerns.

TM II’s Stabilized Glide Slope Indicator (SGSI) is an electo-hydraulic-optical landing system and designed for use on air capable and amphibious assault ships. Increasing operational readiness will require the Navy to be independent of land-based command centers. Furthermore, political conflicts have led to a reduction of land-bases available in certain foreign countries.

Results of Operation

Sales Revenue

Sales by Subsidiary	2004	2003	%age Change
API Electronics	$2,375,239	$2,688,063	-11.6%

Filtran Group	$5,759,835	$4,647,361	+23.9%

TM II	$3,143,113	$918,117	+242.3%

	$11,278,187	$8,253,541	+36.6%

API recorded strong sales growth in 2004 as total sales revenue increased by 36.6% over 2003.

API Electronics sales revenues decreased by 11.6% in 2004 and this was attributed to price pressures, competition, and a general decline in their market space. API Electronics expects 2005 sales revenue to increase by 20-25% over the 2004 level as demand improves and the April 2004 Islip acquisition adds to the mix.

Filtran Group saw sales revenue increase by an impressive 23.9% margin in 2004. The increase was attributed to increased demand for their products in the Defense sector. Filtran Group expects sales revenue to grow a further 10% in 2005.

TM II recorded sales revenue levels in 2004 that were 242.3% greater than 2003. The increase was attributed primarily to TM II having a full year of operations in 2004 compared to approximately one-third of a year following the February 2003 acquisition by the Company. TM II expects 2005 sales revenue levels to grow in the 5% range in 2005.

The Company operates in two reportable segments which are distinguished by geographical location in Canada and the United States. Both segment manufacture electronic components

Sales by Geographic Segment	May 31, 2004		May 31, 2003
	Canada	United States	Canada	United States
Sales Revenue	$5,013,986	$6,264,201	$3,555,044	$4,698,497

The sales revenue increase year over year was realized each in the two geographical reporting segments.

API saw United States sales increase by 33% from $4,698,497 in 2003 to $6,264,201 in 2004 and Canada sales increase by 41% from $3,555,044 in 2003 to $5,013,986 in 2004.

Cost of Goods Sold and Gross Margin

Gross Margin by Segment Company	2004	2003	%age Change
API Electronics	16.6%	8%	+8.6%

Filtran Group	19.5%	27%	-7.5%

TM II	34.2%	49%	-14.8%

Overall	23.1%	23.3%	-0.2%

The Company’s overall gross margin was 23.1% of sales in 2004 and a slight decrease from the 23.3% gross margin posted in 2003. Accordingly, the overall cost of sales was 76.9% in 2004 compared to 76.7% in 2003.

API Electronics posted a gross margin improvement by 8.6% in 2004 to the 16.6% level. This 16.6% mark is approaching their historical gross margin levels. The 2003-year saw a large inventory write down of approximately $399,000 and led to such a low gross margin in that year.

Filtran Group saw their gross margin decrease to 19.5% in 2004 from the 27% margin posted in 2003. The decrease was attributed to a changing manufacturing mix. Filtran Group has been increasing its subcontracting to China where completed units are manufactured. Accordingly, the full cost of the product is absorbed into Cost of Sales and this decreases the Gross Margin. Because the units are completed there are no other general overhead costs to cover therefore a higher net profit for those products results.

TM II’s gross margin saw a decrease of 14.8% to 34.2% in 2004. This was attributed to an inventory write down of approximately $230,000

The major components of Cost of Sales are as follows:

	2004	%age of sales	2003	%age of sales
Manufacturing Labour	$2,283,916	20.3%	$1,782,763	21.6%

Manufacturing Overhead	$2,373,921	21.1%	$1,746,104	21.2%

As a percentage of sales, each of the 2004 Manufacturing Labour and 2004 Manufacturing Overhead were reasonably in line with their comparative percentage of sales in 2003. The 2004 Manufacturing Labour percentage improved slightly over 2003 as labour efficiencies in the manufacturing process were realized.

Selling Expenses

Selling expenses increased to $843,308 for the year ended May 31, 2004 from $666,138 for the year ended May 31, 2003. As a percentage of sales the 2004 selling expenses came in at 7.5% an improvement over the 8.1% posted in 2003.

The major components of Selling Expenses are as follows:

	2004	%age of sales	2003	%age of sales
Payroll Sales	$401,058	3.6%	$320,020	3.9%
Travel and Entertainment	$137,660	1.2%	$84,368	1.0%
Commissions	$99,921	0.9%	$52,170	0.6%

The overall increase in Selling Expenses was attributed to higher sales revenue in 2004. As a percentage of sales, each of the 2004 Payroll Sales, 2004 Travel and Entertainment, and 2004 Commissions were reasonably in line with their comparative percentage of sales in 2003.

General and Administrative Expenses

General and administrative expenses increased to $2,116,206 for 2004 from $1,527,307 incurred during 2003. As a percentage of sales, the 2004 general and administration expenses were 18.7% and this was consistent with the 18.5% posted in 2003.

The major components of General and Administrative Expenses are as follows:

	2004	2003	$ Change
Officer Salary	$303,453	$203,437	$100,016
Rent and Management Fees	$195,998	$32,841	$163,157
Professional Services	$286,855	$301,117	$(14,262)
Office Salary	$209,271	$252,369	$(43,098)

Officer salary expense increased to $303,453 in 2004 form $203,437. This was attributed to a full year of TM II’s officer salary included in 2004 compared to approximately one-third in 2003 following the February 2003 acquisition. In addition, a retirement package of $54,000 was provided for the president of Filtran Group in 2004.

Rent and management fees increased to $195,998 in 2004 from $32,841 in 2003. This was attributed to a new management services agreement effective June 1, 2003 whereby a related corporation will provide executive office space, office equipment and supplies, telecommunications, personnel, and management services to the Company.

Professional services include legal, accounting, audit and taxation services. The 2004 expense was $286,855 which was a slight improvement from the 2003 expense amount of $301,117.

Office salary decreased to $209,271 in 2004 from $252,369 in 2003. This was attributed primarily to personnel services at head office now being covered by the management services agreement referred to above.

Business Development

Business development expense decreased to $71,088 in 2004 from $355,042 in 2003. In the first few years as a public company, large expenditures on investor relations were considered critical to gain shareholder and investor awareness of the Company. While this continues to be important, expenditures in this area were scaled back in 2004.

Amortization

Amortization increased to $803,807 during the year ended May 31, 2004 from the $785,979 amount for the year ended May 31, 2003. The increase resulted from the overall increase in the capital and intangible asset base that arose from the acquisition of TM II in February 2003.

Other Income and Expense

Other income during the quarter was $117,956 for the year ended May 31, 2004 compared to $89,316 for the year ended May 31, 2003. The major components in 2004 were the gain on settlement of debt in the amount of $39,000, the gain on sale of marketable securities of $45,795, and investment income in the amount of $40,941. The major components in 2003 were the gain on early repayment of promissory note in the amount of $40,969, the recovery of capital tax of $34,118, investment income in the amount of $41,300, and a loss on foreign currency translation of $65,580.

Other expense relates to interest on long-term debt and the Company saw a decrease from $107,789 in 2003 to $85,063 in 2004. The decrease was attributed to lower debt levels in 2004.

Income Taxes

The provision for income taxes was a recovery of $46,335 in 2004 compared to a recovery of $41,413 in 2003. The effective tax rate for 2004 was 35.63% (2003 – 37.79%). The Company and its subsidiaries have non capital losses of approximately $1,560,000 to apply against future taxable income. The losses will expire as follows: $601,000 in 2009, $713,000 in 2010, and $246,000 in 2011.

Operating Income (Loss)

The Company posted operating income (loss) for the year ended May 31, 2004 of ($421,622) a substantial improvement over the operating income (loss) of ($620,486) for the year ended May 31, 2003.

Net Loss

The Company incurred a net loss for the year ended May 31, 2004 of $342,394($0.15/share) compared to a net loss of $597,546($0.34/share) for year ended May 31, 2003.

Quarterly Financial Information

Two-Year Summary by Quarter (Unaudited)

	Year ended May 31, 2004
	Q4	Q3	Q2	Q1
Sales Revenue	$3,095,820	$2,861,572	$2,886,715	$2,434,080

Net Loss	$(235,622)	$(12,446)	$26,703	$(121,029)

Loss, basic and diluted per share	$(0.10)	$(0.01)	$0.01	$(0.05)

	Year ended May 31, 2003
	Q4	Q3	Q2	Q1
Sales Revenue	$2,729,718	$2,079,512	$1,802,716	$1,641,595

Net Loss	$(308,322)	$(176,877)	$(20,498)	$(91,849)

Loss, basic and diluted per share	$(0.17)	$(0.10)	$(0.01)	$(0.06)

On July 19, 2004 the company announced that the directors had approved a ten for one reverse split of the Company’s common shares. All share and per share figures have been presented to reflect this change as if it occurred before the period end.

During fiscal 2004, the Company continued to see quarterly year-over-year revenue growth. The majority of the growth came from the acquisition of TM II, although Filtran Group did realize some growth. The 2004 sales revenue experienced growth from quarter to quarter with a slight pause in Q3, and then on to record increased quarterly sales revenue in Q4.

API also experienced a narrowing of its quarterly year-over-year net loss and loss per share.

The Company’s revenues are not, in general, seasonal.

Liquidity and Capital Resources

Liquidity

At May 31, 2004, the Company had cash reserves of $634,058 compared to $1,561,199 as at May 31, 2003. In addition, the Company had marketable securities of $2,144 at May 31, 2004(May 31, 2003 - $431,168). The reduction in cash and marketable securities was attributed primarily to the repayment of the Filtran and TM II promissory notes that had balances of $1,098,418 and $1,475,652 respectively as at May 31, 2003.

The following table identifies the Contractual Obligations of the Company as at May 31, 2004.

	Total	Less Than 1 year	1 to 3 years	4-5 years	After 5 Years
Capital Lease Obligations	$108,519	$35,535	$68,759	$4,225	$—
Mortgages Payable	$66,124	$33,119	$33,005	$—	$—
Operating Leases	$72,009	$36,402	$31,386	$4,221	$—

Total Contractual Obligations	$246,652	$105,056	$133,150	$8,446	$—

At May 31, 2004 working capital totalled $3,073,853 compared to $2,195,522 at May 31, 2003. The current ratio at May 31, 2004 increased to 2.58:1 from the 1.46:1 ratio as at May 31, 2003. The quick ratio (which excludes inventory and prepaid expenses from current assets) was 0.85:1 at May 31, 2004 – a slight increase from the 0.83:1 posted at May 31, 2003.

As at May 31, 2004, the Company’s working capital was sufficient to meet the Company’s current requirements.

Inventory rose 11.3% from $2,931,924 as at May 31, 2003 to $3,262,983 as at May 31, 2004. Accounts receivable decreased 36.5% from $1,619,487 as at May 31, 2003 to $1,028,508 as at May 31, 2004. Accounts payable increased 19.9% from $1,265,458 at May 31, 2003 to $1,517,304 as at May 31, 2004.

Long-term debt (current and long-term portion) decreased from $2,931,687 at May 31, 2003 to $174,643 at May 31, 2004 as a result of the repayments of the Filtran and TM II promissory note that were due during 2004 and are now repaid in full.

As a result of the two promissory note repayments, the debt to equity ratio (current & long-term debt to shareholder’s equity) improved to 0.26 as at May 31, 2004 compared to 0.63 as at May 31. 2003.

Total assets decreased to $10,884,184 at May 31. 2004 from $13,446,690 as at May 31, 2003. This was attributed to the repayment of the Filtran and TM II promissory notes from the Company’s cash and equivalents on hand.

Cash generated (used) in operating activities increased to $650,906 for year ended May 31, 2004 compared to $40,131 for the year ended May 31, 2003. This was attributed to higher cash generated by operations and reduced investments in non-cash working capital.

The major source of cash in 2004 was provided through the issue of common shares in the amount of $705,000, proceeds on sale of land and building of $104,439, proceeds on sale of marketable securities in the amount of $474,819, and bank indebtedness advances of $128,616.

The major source of cash in 2003 was provided through the issue of common shares in the amount of $4,102,500.

The major use of cash during 2004 was the purchase of capital assets in the amount of $222,967, the business acquisition of Islip in the amount of $50,000, and the repayment of long-term debt in the amount of $2,718,044.

The major use of cash in 2003 was the purchase of capital assets of 725,789, the purchase of marketable securities in the amount of $428,739, bank indebtedness repayments of $284,488, the long-term debt repayments in the amount of $1,046,394 and the TM II business acquisition in the amount of $1,521,958.

Capital Resources

The Company’s subsidiary API Electronics has a working capital line of credit of $500,000. At May 31, 2004, the corporation had borrowed $100,000 against this line. The credit is secured by all of its assets pursuant to a general security agreement. The bank indebtedness is due on demand and bears interest at prime plus 1%.

On June 1, 2004, the Company’s subsidiary Filtran Limited secured a line of credit of $734,000. The credit is secured by a general security agreement and a first collateral mortgage on Filtran Limited’s asset and building. The bank indebtedness bears interest at prime plus 1%

The Company is not committed to any significant capital expenditures at present.

API believes that cash flows from operations, funds available under its credit facilities and other sources of cash will be sufficient to meet its anticipated cash requirements.

Off Balance Sheet Arrangements

During 2004 and 2003, the Company did not use Off Balance Sheet Arrangements.

Share Capital

As of May 31, 2004 there were 2,384,131 common shares issued and outstanding, 594,916 warrants outstanding at exercise prices ranging from $6.00 to $30.00 with remaining average contractual lives of 0.83 years, 550,000 stock options outstanding at exercise prices ranging from $4.50 to $12.00 with remaining average contractual lives of 3.75 years.

During 2004, 125,000 common shares were issued upon the exercise of warrants for proceeds of $705,000. During 2003, 50,000 common shares were issued in connection with a June 2002 private placement for proceeds of $1,175,000, 20,000 common shares were issued upon the exercise of stock option for proceeds of $120,000, 692,500 common shares were issued in connection with a February 2003 private placement for proceeds of $2,770,000, and 6,250 common shares were issued upon exercise of warrants for proceeds of $37,500.

On July 19, 2004 the company announced that the directors had approved a ten for one reverse split of the Company’s common shares. All share and per share figures have been presented to reflect this change as if it occurred before the period end.

Risk Factors and Risk Management

The Semiconductor and Electronic Components Businesses Are Highly Competitive and Increased Competition Could Reduce the Value of an Investment in the Company

The semiconductor and electronic component industries, including the areas in which API, Filtran Group and TM Systems do business, are highly competitive. The Company expects intensified competition from existing competitors and new entrants. Competition is based on price, product performance, product availability, quality, reliability and customer service. Even in strong markets, pricing pressures may emerge. For instance, competitors may attempt to gain a greater market share by lowering prices.

Reliance on Defense Spending

The Company is dependent upon the US defense industry and its military subcontractors for the sale of many of its products. While the US government currently plans increases in defense spending, the actual timing and amount of such increases has been occurring at a rate that has been slower than expected. In addition, changes in appropriations and in the national defense policy and decreases in ongoing defense programs could adversely affect the Company’s performance. Such occurrences are beyond the Company’s control. The effects of defense spending increases are difficult to estimate and subject to many sources of delay.

New Technologies Could Result in the Development of Competing Products and a Decrease in Demand for the Company’s Products

The failure of either the Company or any of its subsidiaries to develop new technologies or to react to changes in existing technologies could materially delay their development of new products (which for API are typically adaptations of existing products formerly manufactured by others), which could result in decreased revenues and/or a loss of the Company’s market share to competitors.

Growth-Related Risks

The Company may be subject to growth-related risks, including capacity constraints and pressure on its internal systems and controls. The ability of the Company to manage its growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. Growth and expansion activities are subject to a number of risks, including:

•	Unavailability or late delivery of the advanced, and often customized, equipment used in the production of our products;

•	Delays in bringing new product equipment on-line;

•	Delays in supplying products to our existing customers; and

•	Unforeseen environmental or engineering problems relating to existing or new facilities.

These and other risks may affect the ultimate cost and timing of our present or future expansion of our capacity.

The inability of the Company to manage its growth could have a material adverse impact on its business, operations and prospects.

Risks Related to Complexity of Manufacturing Processes

The Company’s manufacturing processes are highly complex, require advanced and costly equipment and are continuously being modified in an effort to improve yields and product performance. Impurities or other difficulties in the manufacturing process can lower yields. The Company’s operations could be materially adversely affected if production at any of its facilities is interrupted for any reason. The Company may experience manufacturing difficulties in the future.

The Company May Not be Able to Develop New Products to Satisfy Changes in Demand

The industries in which the Company operates are dynamic and constantly evolving. The Company cannot assure investors that it will successfully identify new product opportunities and develop and bring products to market in a timely and cost-effective manner, or those products or technologies developed by others will not render the Company’s products or technologies obsolete or noncompetitive. In addition, to remain competitive the Company must continue to improve manufacturing yields and expand sales. The Company may not be able to accomplish these goals.

The introduction of new products presents significant business challenges because product development commitments and expenditures must be made well in advance of product sales. The success of a new product depends on accurate forecasts of long-term market demand and future technological developments, as well as on a variety of specific implementation factors, including:

•	timely and efficient completion of process design and development;

•	timely and efficient implementation of manufacturing and assembly processes;

•	product performance;

•	the quality and reliability of the product; and

•	effective marketing, sales and service.

The failure of our products to achieve market acceptance due to these or other factors could harm our business.

Our Products May be Found to be Defective, Product Liability Claims May Be Asserted Against Us and We May Not Have Sufficient Liability Insurance.

One or more of our products may be found to be defective after shipment, requiring a product replacement, recall or a software fix which would cure the defect but impede performance of the product. We may also be subject to product returns which could impose substantial costs and harm our business.

Product liability claims may be asserted with respect to our technology or products. Although we currently have insurance, there can be no assurance that we have obtained a sufficient amount of insurance coverage, that asserted claims will be within the scope of coverage of the insurance, or that we will have sufficient resources to satisfy any asserted claims.

Failure to Protect the Company’s Proprietary Technologies or Maintain the Right to Use Certain Technologies May Negatively Affect the Company’s Ability to Compete

The Company relies heavily on its proprietary technologies, which consist primarily of drawings, specifications, and processes purchased from others. The Company’s future success and competitive position may depend in part upon its ability to obtain or maintain protection of certain proprietary technologies used in principal products. The Company generally does not have, nor does it generally intend to apply for, patent protection on any aspect of its technology or its business processes or methods. The Company’s reliance upon protection of some of its technology as “trade secrets” will not necessarily protect it from the use by other persons of its technology, or the use by others of technology that is similar or superior to that which is embodied in the Company’s trade secrets. Others may be able independently to duplicate or improve upon the Company’s technology in whole or in part. The Company cannot assure investors that it will be able to maintain the confidentiality of its technology, dissemination of which could have a material adverse effect on its business. In addition, litigation may be necessary to determine the scope and validity of the Company’s proprietary rights. Obtaining or protecting the Company’s proprietary rights may require the Company to defend claims of intellectual property infringement by its competitors. While the Company currently is not engaged as a defendant in intellectual property litigation that it believes will have a material adverse effect on its business, the Company could become subject to lawsuits in which it is alleged that the Company has infringed upon the intellectual property rights of others.

If any such infringements exist, arise or are claimed in the future, the Company may be exposed to substantial liability for damages and may need to obtain licenses from patent owners, discontinue or change its processes or products or expend significant resources to develop or acquire non-infringing technologies. The Company cannot assure investors that it would be successful in such efforts or that such licenses would be available under reasonable terms. The Company’s failure to develop or acquire non-infringing technologies or to obtain licenses on acceptable terms or the occurrence of related litigation itself could have a material adverse effect on the Company’s operating results and financial condition.

The Company Must Commit Resources to Product Production Prior to Receipt of Purchase Commitments and Could Lose Some or All of the Associated Investment

The Company sells many of its products pursuant to purchase orders for current delivery, rather than pursuant to long-term supply contracts. Many of these purchase orders may be revised or canceled prior to shipment without penalty. As a result, the Company must commit resources to the production of products without any advance purchase commitments from customers. The cancellation or deferral of product orders, the return of previously sold products, or overproduction due to the failure of anticipated orders to materialize, could result in the Company holding excess or obsolete inventory, which could result in inventory write-downs. The Company’s inability to sell products after it has devoted significant resources to them could have a material adverse effect on the Company’s business, financial condition and results of operations.

Variability of the Company’s Manufacturing Yields May Affect the Company’s Gross Margins

The Company’s manufacturing yields vary significantly among products, depending on the complexity of a particular integrated circuit’s design and the Company’s experience in manufacturing that type of integrated circuit. In the past, the Company has experienced difficulties in achieving planned yields, which have adversely affected the Company’s gross margins.

The fabrication of integrated circuits is a highly complex and precise process. Problems in the fabrication process can cause a substantial percentage of wafers to be rejected or numerous integrated circuits on each wafer to be nonfunctional, thereby reducing yields. These difficulties include:

•	defects in masks, which are used to transfer circuit patterns onto the Company’s wafers;

•	impurities in the materials used;

•	contamination of the manufacturing environment; and

•	equipment failure.

The manufacture of filters and transformers is a multi-level process. Each component has dependency on the other. Each raw material must yield consistent results or productivity is adversely affected. The difficulties that may be experienced in this process include:

•	impurities in the materials used;

•	equipment failure; and

•	bottlenecks (product cannot move to the next stage until the previous stage is completed).

The manufacturing process for the stabilized Glide Slope Indicator (SGSI) is a unique process in that it is highly reliant on subcontractors. These units are comprised of four major units, three of which are manufactured by separate manufacturing companies.

The difficulties that may be experienced in this process include:

•	defects in subcontractors components;

•	impurities in the materials used;

•	equipment failure; and

•	reliability of subcontractor.

Because a large portion of the Company’s costs of manufacturing these products are relatively fixed, it is critical for the Company to improve the number of shippable integrated circuits per wafer and increase the production volume of wafers in order to maintain and improve the Company’s results of operations. Yield decreases can result in substantially higher unit costs, which could materially and adversely affect the Company’s operating results and have done so in the past. Moreover, the Company cannot assure investors that it will be able to continue to improve yields in the future or that it will not suffer periodic yield problems, particularly during the early production of new products or introduction of new process technologies. In either case, the Company’s results of operations could be materially and adversely affected.

Risks Related to Supply of Materials and Services

The Company purchases most of its raw materials, including silicon wafers, bobbins, cores, diodes, hydraulic pumps, gyroscopes, stabilized platforms, and electronic transformers on a purchase order basis from a number of vendors. Although the Company tries to have alternative supply sources for all necessary materials, some materials and services have a single source supplier. If any subcontractors or vendors are unable to provide these materials in the future, the relationships with the Company’s customers could be seriously affected and its revenues, financial condition and cash flows could be severely damaged. Although the Company seeks to reduce its dependence on sole and limited source suppliers both for services and for materials, disruption or financial, operational, production or quality assurance difficulties at any of these sources could occur and cause the Company to have problems with the delivery of necessary supplies.

Inventories May Become Obsolete

The life cycles of some of the Company’s products depend heavily upon the life cycles of the end products into which these products are designed. Products with short life cycles require the Company to manage closely its production and inventory levels. Inventory may also become obsolete because of adverse changes in end-market demand. The life cycles for electronic components have been shortening over time at an accelerated pace. The Company may be adversely affected in the future by obsolete or excess inventories which may result from unanticipated changes in the estimated total demand for the Company’s products or the estimated life cycles of the end products into which the Company’s products are designed.

The Company’s International Operations and Sales Expose the Company to Material Risks

The Company expects revenues from foreign markets to continue to represent a portion of total revenues. The Company maintains contracts with entities in the United States, Canada, Europe and certain other countries. There are risks inherent in doing business internationally, including:

•	changes in, or impositions of, legislative or regulatory requirements, including environmental regulations and tax laws in the countries in which the Company sells its products;

•	trade restrictions;

•	local economic conditions;

•	transportation delays;

•	work stoppages;

•	economic and political instability;

•	changes in import/export regulations, tariffs and freight rates;

•	difficulties in collecting receivables and enforcing contracts generally;

•	currency exchange rate fluctuations;

•	possibility of involvement in legal proceedings in a foreign country; and

•	terrorism or insurgencies of some sort.

In addition, the laws of certain foreign countries may not protect the Company’s products or intellectual property rights to the same extent as do US and Canadian laws. Therefore, the risk of piracy of the Company’s technology and products may be greater in these foreign countries. Although the Company has not experienced any material adverse effect on its operating results as a result of these and other factors, the Company cannot assure investors that such factors will not have a material adverse effect on the Company’s financial condition and operating results in the future.

Delays in Production, Implementing New Production Techniques or Resolving Problems Associated with Technical Equipment Malfunctions Could Adversely Affect the Company’s Manufacturing Efficiencies

The Company’s manufacturing efficiencies will be an important factor in its future profitability, and the Company cannot assure investors that it will be able to maintain or increase its manufacturing efficiencies. The Company’s manufacturing processes are highly complex, require advanced and costly equipment, and are continually being modified in an effort to improve yields and product performance. The Company may experience manufacturing problems in achieving acceptable yields or experience product delivery delays in the future as a result of, among other things, capacity constraints, construction delays, upgrading or expanding existing facilities, or changing process technologies, any of which could result in a loss of future revenues. The Company’s operating results also could be adversely affected by the increase in fixed costs and operating expenses related to increases in production capacity if revenues do not increase proportionately.

Interruptions, Delays or Cost Increases Affecting the Company’s Materials, Parts, Equipment or Subcontractors May Impair the Company’s Competitive Position.

The Company’s manufacturing operations depend upon obtaining adequate supplies of materials, parts and equipment, including silicon, mold compounds, lead frames, bobbins, cores, diodes, hydraulic pumps, gyroscopes, stabilized platforms, and electronic transformers on a timely basis from third parties. The Company’s results of operations could be adversely affected if it is unable to obtain adequate supplies of materials, parts and equipment in a timely manner, or if the costs of materials, parts or equipment increase significantly. From time to time, suppliers may extend lead times, limit supplies or increase prices due to capacity constraints or other factors. If any such suppliers experience financial difficulties, the Company could be adversely affected. Although the Company generally uses materials, parts and equipment available from multiple suppliers, it has a limited number of suppliers for some materials, parts and equipment. While the Company believes that alternate suppliers for these materials, parts and equipment are available, an interruption or termination of supply sources could materially impair the Company’s operations.

Some of the Company’s products are assembled and tested by third-party subcontractors. The Company does not have any long-term agreements with these subcontractors. As a result, the Company may not have assured control over its product delivery schedules or product quality. Due to the amount of time typically required to qualify assemblers and testers, the Company could experience delays in the shipment of its products if it is forced to find alternative third parties to assemble or test them. Any product delivery delays in the future could have a material adverse effect on the Company’s operating results and financial condition. The Company’s operations and ability to satisfy customer obligations could be adversely affected if its relationships with these subcontractors were disrupted or terminated.

Although the Company seeks to reduce its dependence on its sole and limited source suppliers, disruption or termination of any of these sources could occur, and such disruptions or terminations could harm the Company’s business and operating results. In the event that any of the Company’s subcontractors were to experience financial, operational, production or quality assurance difficulties resulting in a reduction or interruption in supply, its operating results would suffer until alternate subcontractors, if any, became available.

Environmental Liabilities Could Adversely Impact the Company’s Financial Position

United States federal, state and local laws and regulations and federal, provincial and local laws, rules and regulations in Canada, impose various restrictions and controls on the discharge of materials, chemicals and gases used in the Company’s manufacturing processes. In addition, under some laws and regulations, the Company could be held financially responsible for remedial measures if its properties are contaminated or if it sends waste to a landfill or recycling facility that becomes contaminated, even if the Company did not cause the contamination. Also, the Company may be subject to common law claims if it releases substances that damage or harm third parties. Further, future changes in environmental laws or regulations may require additional investments in capital equipment or the implementation of additional compliance programs in the future. Any failure to comply with environmental laws or regulations could subject the Company to serious liabilities, and could have a material adverse effect on its operating results and financial condition.

In the conduct of the Company’s manufacturing operations, it has handled and continues to handle materials that are considered hazardous, toxic or volatile under US federal, state and local laws and Canadian, federal, provincial and local laws, rules and regulations. The risk of accidental release of such materials cannot be completely eliminated. In addition, contaminants may migrate from or within, or through property. These risks may give rise to claims. Where third parties are responsible for contamination, the third parties may not have funds, or make funds available when needed, to pay remediation costs imposed under environmental laws and regulations.

Fluctuations and Changes in Earnings

While API has been in business for approximately 20 years, it has experienced losses in some of its recent financial years, including the fiscal years ended May 31, 1999, 2000, 2002, 2003 and 2004. API may experience significant fluctuations in future quarterly results that may be caused by many factors, including (i) the pace of development of its business; (ii) changes in the level of marketing and other operating expenses to support future growth; (iii) competitive factors; (iv) product obsolescence; (v) availability of adequate supplies; (vi) changes in manufacturing yields, and (vii) general economic conditions.

Dependence on Additional Financing

The Company may require additional financing in order to support expansion, develop new or enhanced services or products, respond to competitive pressures, acquire complementary businesses or technologies, or take advantage of unanticipated opportunities. The ability of the Company to arrange such financing in the future will depend in part upon the prevailing capital market conditions, as well as the business performance of the Company. There can be no assurance that the Company will be successful in its efforts to arrange additional financing under satisfactory terms. If additional financing is raised by the issuance of shares of the Company’s Common Stock, the Company’s shareholders may suffer dilution. If adequate funds are not available, or are not available on acceptable terms, the Company may not be able to take advantage of opportunities, or otherwise respond to competitive pressures and remain in business.

Risks Related to Fire, Natural Disaster, Other Disasters, and Equipment Problems

If a fire, natural disaster or any other catastrophic event prevents the Company or any of its subsidiaries from operating their factories for more than a few days, the Company’s revenues and financial condition could be severely impacted. The Company has four manufacturing facilities located in different locations and although it is unlikely that a fire, natural disaster or similar occurrence would affect all such facilities, the loss of the use of one of these facilities would negatively impact the Company. In addition, it is possible that a catastrophic event such as the attacks of September 11, 2001, could impact all facilities for some period of time. There are a number of foundries which, given appropriate lead times, could meet some of the Company’s fabrication needs. However, in the event the Company has to use such foundries, it cannot guarantee that it will be able to meet its customers’ required delivery schedules. Because of the unique nature of the Company’s manufacturing processes, it would be difficult for the Company to arrange for independent suppliers to produce semiconductors, microelectronic circuits, bobbins, cores, diodes or other electronic components in a short period of time. While the Company believes that it has sufficient manufacturing capacity to meet its near term plans, prolonged problems with the equipment at any of the facilities could cause the Company to miss its production goals.

Dependence on Key Personnel

The Company is dependent upon a small number of key personnel The loss of the services of one or more of such personnel could have a material adverse effect on the Company. The Company’s success will depend in large part on the efforts of these individuals. It is not currently proposed that there will be any long-term employment agreements or key-man insurance in respect of such key personnel. The Company will face intense competition for qualified personnel, and there can be no assurance that the Company will be able to attract and retain such personnel.

Related Party Transactions

(a) Included in general and administrative expenses are consulting fees of $53,623 (2003 - $47,196) paid to an individual who is a director and officer of the Company and rent, management fees, and office administration fees of $178,228 (2003 - $Nil) paid to a company in which two of the directors are also directors of the Company.

(b) Included in accounts payable at year end are amounts payable to an individual who is a director of the Company for consulting fees and expenses in the amount of $11,437 (2003 - $10,070)

These related party transactions were in the normal course of operations and are recorded at the exchange amount agreed to by the related parties.

Fourth Quarter

	2004	2003
Sales Revenue	$3,095,820	$2,729,718
Cost of Sales	2,689,238	2,261,000

Gross Margin	406,582	468,718
Business Development	7,544	38,157
Selling Expenses	205,971	193,758
General and Administrative	486,728	532,469

Operating Income	(293,661)	(295,666)
Other Expense (Income)	(7,835)	56,938
Income Tax Provision (Recovery)	(50,204)	(44,282)

Net income (loss)	(235,622)	(308,322)

Earnings (loss) per share - basic and diluted	$(0.10)	$(0.17)

During the fourth quarter of 2004, sales revenue increased by $366,102 over 2003 to reach $3,095,820. The net loss improved slightly and this was attributed primarily to a lower inventory write-off in 2004 in the amount of approximately $230,000 compared to approximately $399,000 in 2003.

Proposed Transactions

There is no proposed asset or business acquisitions that require discussion.

Critical Accounting Estimates

Our significant accounting policies are fully described in the notes to the consolidated financial statements. Some of API’s accounting policies involve estimates that require management’s judgment in the use of assumptions about matters that are uncertain at the time the estimate is made. Different estimates, with respect to key variables used for the calculations, or changes to estimates, could potentially have a material impact on API’s financial position or results of operations. The development and selection of the critical accounting estimates are described below.

Goodwill and Intangible Assets

We account for our business acquisitions under the purchase method of accounting. The total cost of an acquisition is allocated to underlying net assets based on their respective estimated fair values. As part of this allocation process, we must identify and attribute values and estimated lives to the intangible assets acquired. Such determinations involve considerable judgment, and often involve the use of significant estimates and assumptions, including those with respect to future cash inflows and outflows, discount rates, and asset lives. These determinations will affect the amount of amortization expense recognized in future periods.

Goodwill is initially recorded when the initial purchase price for an acquisition exceeds the fair value of the net identified tangible and intangible assets acquired. Goodwill is not amortized but rather is periodically assessed for impairment. We perform an annual review or more frequently if circumstances indicate that a potential impairment exists, to determine if the recorded goodwill is impaired.

We also review amortizable intangible assets for impairment whenever circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows.

Inventories

Inventories are valued at the lower of cost and net realizable value. Due provision has been made for slow moving and obsolete inventories. As a result of a high rate of technological change management closely monitors the quality and profile of inventories to identify items which may present a risk. Management reviews inventory items on a regular basis which minimizes overall risk. Estimated unrecoverable amounts are charged to earnings in the period in which the risk is identified.

Receivables

Management follows conservative practices in granting trade credit and diligently practices several credit minimizing techniques. Management regularly reviews the entire accounts receivable portfolio and updates, based on most current available information, its estimate of unrecoverable amounts. The amounts form the basis of the Company’s allowance for doubtful accounts.

Accounting for Income Taxes

Significant management judgment is required in determining our provision for income taxes, our income tax assets and liabilities, and any valuation allowance recorded against income tax assets. We operate in multiple geographic jurisdictions, and to the extent we have profits in each jurisdiction, these profits are taxed pursuant to the tax laws of their jurisdiction. In preparing the consolidated financial statements, the Corporation is required to estimate its income tax obligations. This process involves estimating the actual tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These temporary differences result in future income tax assets and liabilities, which are recorded on the consolidated balance sheet. The Company assesses, based on all available evidence, the likelihood that the future income tax assets will be recovered from future taxable income and, to the extent that recovery is not “more likely than not,” a valuation allowance is established. If the valuation allowance is changed in a period, an expense or benefit must be included within the tax provision on the consolidated income statement.

Revenue Recognition

We follow specific guidelines in measuring revenue, however certain judgments affect the application of the policies. Revenue from contracts is recognized using the percentage of completion method. The degree of completion is estimated based on the costs incurred, excluding costs that are not representative of progress to completion as a percentage of total costs anticipated for each contract. Provision is made for losses on contracts in progress when such losses first become known. Revisions in cost and profit estimates, which can be significant, are reflected in the accounting period when the relevant facts are known.

Provisions for warranty claims and other allowances are made based on contract terms and prior experience.

Non-contract revenue is recognized when the risk and title passes to the customer, which is generally upon shipment of the product.

Changes in Accounting Policies

Stock Based Compensation

Effective June 1, 2004, The Company will adopt, CICA Handbook Section 3870 – Stock Based Compensation and Other Stock-Based Payments, which requires the fair value method of accounting for stock options. Under this method, API is required to recognize a charge to the income statement based on an option-pricing model for all stock options that were granted and vested in the financial year, with a corresponding credit to Contributed Surplus under the Shareholders’ Equity section of the Balance Sheet. As the Company had been using the settlement based method of accounting for stock options, the pro-forma cost has not been recorded as an expense for the year ended May 31, 2004. The pro-forma cost for the year ended May 31, 2004 of the fair value of stock options granted and warrants modified subsequent to June 1, 2002 was $1,876,956. The cumulative adjustment on June 1, 2004 will increase Contributed Surplus and decrease Retained Earnings by $1,876,956 with no net effect on Shareholders’ Equity. The adjustment represents the total compensation expense which would have been recorded had the fair value method been used for stock options granted and warrants modified after June 1, 2002.

Amortization of Customer Contracts

During the year ended May 31, 2004, the Company changed its accounting policy for the amortization of customer contracts from the straight line basis to a basis which more closely matches the revenue earned from these contracts to the amortization for the year. The effect of this change was a reduction of amortization for the current year of

$135,881. The change has been accounted for on a retroactive basis with restatement of the prior year figures. The effect of the change is to increase amortization in the prior year by $48,531, the deficit of the prior year by $48,531 and reduce the current year deficit by $87,350.

Impairment of Long-Lived Assets

Effective June 1, 2004, API will prospectively adopt the new CICA recommendations for the impairment of long-lived assets. A long-lived asset is an asset that does not meet the definition of a current asset. The new standard requires recognition of an impairment loss when the carrying value of a long-lived asset is not recoverable and exceeds its fair value. Under the new standards, and impairment loss is measured as the amount by which the carrying value of a long-lived asset exceeds its fair value. The new standard is not expected to have any impact on our consolidated financial position or results of operation on adoption.

Financial Instruments

During 2004 and 2003, the Company did not use financial instruments and did not engage in swaps, futures, or hedging contracts, as the Company’s operations would not normally require use of such instruments.

Outlook

API has entered 2005 solidly positioned for strong performance. The US Senate has approved over $400 billion in military spending for 2004 and the likelihood is that the military will continue to receive support for its initiates in the near term. These developments may impact the Company greatly as a major supplier to the US Department of Defence (17% of total 2004 revenue) and US Department of Defence Subcontractors (40% of total 2004 revenue). Recent world events have brought Defence to the top of many country’s agendas. The fundamentals are positive and may bring the Company opportunities for the revenue to grow in 2005.

Your management team will continue to focus on cost controls, cash flow and continue to integrate its recent acquisitions and maximize synergies.